                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No.   )*

                                 Hawk Corporation
-------------------------------------------------------------------------------
                                 (Name of Issuer)

                               Class A Common Stock
-------------------------------------------------------------------------------
                          (Title of Class of Securities)

                                   420089 10 4
-------------------------------------------------------------------------------
                                  (CUSIP Number)

                 Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
            1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
-------------------------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                   May 11, 1998
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 113d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
CUSIP NO. 420089 10 4
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Norman C. Harbert
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
-------------------------------------------------------------------------------
       NUMBER OF         7    SOLE VOTING POWER

        SHARES                -0-
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY               2,699,545
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               123,064
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH                 -0-
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,699,545
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     29.4%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------

                                   SCHEDULE 13D
CUSIP NO. 420089 10 4
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Harbert Family Limited Partnership
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
-------------------------------------------------------------------------------
       NUMBER OF         7    SOLE VOTING POWER

        SHARES                -0-
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY               2,699,545
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               1,107,561
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH                 -0-
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,699,545
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     29.4%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     OO
-------------------------------------------------------------------------------

                                   SCHEDULE 13D
CUSIP NO. 420089 10 4
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Ronald E. Weinberg
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
-------------------------------------------------------------------------------
       NUMBER OF         7    SOLE VOTING POWER

        SHARES                -0-
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY               2,699,545
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               119,795
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH                 -0-
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,699,545
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     29.4%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------

                                   SCHEDULE 13D
CUSIP NO. 420089 10 4
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Weinberg Family Limited Partnership
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
-------------------------------------------------------------------------------
       NUMBER OF         7    SOLE VOTING POWER

        SHARES                -0-
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY               2,699,545
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               1,078,153
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH                 -0-
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,699,545
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     29.4%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     OO
-------------------------------------------------------------------------------

                                   SCHEDULE 13D
CUSIP NO. 420089 10 4
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Byron S. Krantz
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
-------------------------------------------------------------------------------
       NUMBER OF         7    SOLE VOTING POWER

        SHARES                -0-
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY               2,699,545
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               27,096
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH                 -0-
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,699,545
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     29.4%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------

                                   SCHEDULE 13D
CUSIP NO. 420089 10 4
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Krantz Family Limited Partnership
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
-------------------------------------------------------------------------------
       NUMBER OF         7    SOLE VOTING POWER

        SHARES                -0-
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY               2,699,545
                         ------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               243,876
                         ------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER

         WITH                 -0-
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,699,545
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     29.4%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     OO
-------------------------------------------------------------------------------

CUSIP No. 420089 10 4

     This original Schedule 13D Statement is filed jointly on behalf of Norman
C. Harbert; the Harbert Family Limited Partnership, an Ohio limited partnership; Ronald E. Weinberg; the Weinberg Family Limited Partnership, an Ohio limited partnership; Byron S. Krantz and the Krantz Family Limited Partnership, an Ohio Limited Partnership, for the purpose of reporting the ownership of shares of Class A Common Stock, $0.01 par value per share, of Hawk Corporation, a Delaware corporation.

Item 1.   Security and Issuer.

     This Schedule 13D Statement relates to the shares of Class A Common Stock, $0.01 par value per share (the "Shares"), of Hawk Corporation, a Delaware corporation ("Hawk"), which has its principal executive offices at 200 Public Square, Suite 30-5000, Cleveland, Ohio 44114.

Item 2.   Identity and Background.

     (a) The persons filing this Schedule 13D are Norman C. Harbert; the Harbert Family Limited Partnership, an Ohio limited partnership ("HFLP"); Ronald E. Weinberg; the Weinberg Family Limited Partnership, an Ohio limited partnership ("WFLP"); Byron S. Krantz and the Krantz Family Limited Partnership, an Ohio limited partnership ("KFLP") (collectively, the "Investor Group"). Norman C. Harbert, Ronald E. Weinberg and Byron S. Krantz are the managing general partners of HFLP, WFLP and KFLP, respectively.

     (b) The address of Mr. Harbert, HFLP, Mr. Weinberg and WFLP is 200 Public Square, Suite 30-5000, Cleveland, Ohio 44114. The address of Mr. Krantz and KFLP is 1375 E. Ninth Street, Suite 20, Cleveland, Ohio 44114.

     (c) HFLP was established by Mr. Harbert for estate planning purposes. Mr. Harbert's principal occupation is Chairman of the Board, Chief Executive Officer and President of Hawk.

          WFLP was established by Mr. Weinberg for estate planning purposes. Mr. Weinberg's principal occupation is Vice-Chairman of the Board and Treasurer of Hawk.

          KFLP was established by Mr. Krantz for estate planning purposes. Mr. Krantz is a partner in the law firm of Kohrman Jackson & Krantz P.L.L. and is the Secretary of Hawk.

     (d)  Negative with respect to each member of the Investor Group.

     (e)  Negative with respect to each member of the Investor Group.

CUSIP No. 420089 10 4

     (f) Messrs. Harbert, Weinberg and Krantz are citizens of the United States of America. HFLP, WFLP and KFLP are limited partnerships organized under the laws of the State of Ohio.

Item 3.   Source and Amount of Funds or Other Consideration.

     The Shares reported herein were acquired by each member of the Investor Group more than 60 days prior to the filing of this Schedule 13D. The Shares reported herein are being reported at this time because Hawk's Registration Statement on Form S-1 (Registration No. 333-40535) for the Shares was declared effective on May 11, 1998, and the Shares are now registered pursuant to
Section 12 of the Securities Exchange Act of 1934, as amended ("Exchange Act").

Item 4.   Purpose of Transaction.

     Pursuant to the instructions for items (a) through (j) of Item 4 of
Schedule 13D, no member of the Investor Group presently has plans or proposals that relate to or would result in any of the following:

     (i) the acquisition or, except as set forth in this Item 4, the disposition of securities of Hawk;

     (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Hawk;

     (iii) the sale or transfer of a material amount of assets of Hawk;

     (iv)  any change in the present board of directors or management of Hawk;

     (v) a material change in the present capitalization or dividend policy of Hawk;

     (vi)  a material change in the business or corporate structure of Hawk;

     (vii) a change to the Second Amended and Restated Certificate of Incorporation or Amended and Restated By-laws of Hawk or an impediment to the acquisition of control of Hawk by any person;

     (viii)the delisting from the New York Stock Exchange of the Shares;

     (ix) a class of equity securities of Hawk becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (x) any action similar to any of those enumerated in (i) through (ix) above.

CUSIP No. 420089 10 4

     Mr. Harbert and Mr. Weinberg have each granted to the underwriters of the initial public offering of the Shares an option to purchase up to 62,500 Shares. The option may be exercised by the underwriters at any time prior to June 10, 1998.

     The members of the Investor Group are also the beneficial owners of all of Hawk's outstanding Series D Preferred Stock, $0.01 par value, with a liquidation value of $1,000 per share. Mr. Harbert and HFLP own 539 and 150 shares of Series D Preferred Stock, respectively. Mr. Weinberg and WFLP own 539 and 150 shares of Series D Preferred Stock, respectively. Mr. Krantz and KFLP own 119 and 33 shares of Series D Preferred Stock, respectively.

     The holders of the Series D Preferred Stock have the right to elect a majority of the members of Hawk's Board of Directors and to vote separately as a class on any proposal to effect a fundamental corporate change (such as a merger, consolidation, recapitalization or sale of all or substantially all of the assets of Hawk) that is submitted to the stockholders of Hawk for a vote. The voting rights of the shares of Series D Preferred Stock will terminate: (1) as to any of the Harbert, Weinberg or Krantz family groups owning such shares on May 15, 1998 (each, a "Family Group") in the event that such Family Group sells or otherwise ceases to control more than 50% of the total number of shares of Class A Common Stock owned by it on May 15, 1998; (2) as to all of such shares upon the earlier to occur of (a) the date of death of the last to die of Mr. Harbert, his son (Carl J. Harbert, II), Mr. Weinberg or his son (Ronald E. Weinberg, Jr.) or (b) the date that both the Harbert and Weinberg Family Groups sell or cease to control more than 50% of the total number of shares of Class A Common Stock owned by them on May 15, 1998; and (3) as to any of the Family Groups in the event of the breach by such Family Group of the restrictions on transfer of the Series D Preferred Stock.

     The shares of Series D Preferred Stock owned by the members of the Investor Group may only be sold or transferred between any of the Family Groups or any of the members of such Family Groups. Any Family Group that sells or transfers shares of Series D Preferred Stock in violation of such transfer restrictions and any transferee receiving such shares will not be entitled to vote.

     Each member of the Investor Group reserves the right to modify its plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, they may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (x) above or in Item 4 of
Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     (a)  According to the most recently available filing with the Securities

CUSIP No. 420089 10 4

and Exchange Commission by Hawk, there are 9,187,750 Shares outstanding (assuming the exercise of all warrants and their conversion to Shares).

      Mr. Harbert owns 123,064 Shares, or approximately 1.3%, of the outstanding Shares, and HFLP owns 1,107,561 Shares, or approximately 12.1%, of the outstanding Shares. As the managing general partner of HFLP, Mr. Harbert may be deemed to beneficially own all such Shares.

     Mr. Weinberg owns 119,795 Shares, or approximately 1.3%, of the outstanding Shares, and WFLP owns 1,078,153 Shares, or approximately 11.7%, of the outstanding Shares. As the managing general partner of WFLP, Mr. Weinberg may be deemed to beneficially own all such Shares.

     Mr. Krantz owns 27,096 Shares, less than 1%, of the outstanding Shares, and KFLP owns 243,876 Shares, or approximately 2.7%, of the outstanding Shares. As the managing general partner of KFLP, Mr. Krantz may be deemed to beneficially own all such Shares.

     (b) As described in Item 6, Mr. Harbert, as an individual and as the managing general partner of HFLP, has the shared power to vote, or to direct the voting of, the Shares owned by himself, HFLP, and the other members of the Investor Group, and the sole power to dispose of, or to direct the disposition of, the Shares owned by himself and HFLP.

     As described in Item 6, Mr. Weinberg, as an individual and as the managing general partner of WFLP, has the shared power to vote, or to direct the voting of, the Shares owned by himself, WFLP, and the other members of the Investor Group, and the sole power to dispose of, or to direct the disposition of, the Shares owned by himself and WFLP.

     As described in Item 6, Mr. Krantz, as an individual and as the managing general partner of KFLP, has the shared power to vote, or to direct the voting of, the Shares owned by himself, KFLP, and the other members of the Investor Group, and the sole power to dispose of, or to direct the disposition of, the Shares owned by himself and KFLP.

     Pursuant to the Stockholders' Voting Agreement, as amended, which is described in Item 6, the members of the Investor Group may be deemed a group under Rule 13d-5(b), promulgated under the Exchange Act, with respect to all 2,699,545 of the Shares owned by the members of the Investor Group.

     (c)  Not Applicable.

     (d)  Not Applicable.

     (e)  Not Applicable.

CUSIP No. 420089 10 4

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The members of the Investor Group are parties to a Stockholders' Voting Agreement, effective as of November 27, 1996, that as amended provides that to the extent that any of them is the legal or beneficial owner of any shares of voting stock of Hawk, including any shares of Class A Common Stock or Series D Preferred Stock, they will vote those shares (1) in favor of electing Messrs. Harbert, Weinberg and Krantz (so long as each desires to serve) or their respective designees to the Board of Directors of Hawk, (2) in favor of electing such other directors to the Board of Directors as a majority of Messrs. Harbert, Weinberg and Krantz or their respective designees shall direct and (3) with respect to such matters as are submitted to a vote of the stockholders of Hawk as a majority of Messrs. Harbert, Weinberg and Krantz or their respective designees shall direct. If any of Messrs. Harbert, Weinberg or Krantz or their respective affiliates sells more than 50% of Hawk's Class A Common Stock beneficially owned by such individual on May 15, 1998, the obligation of the other parties to continue to vote their shares of Class A Common Stock and Series D Preferred Stock for the selling stockholder or his designee as a director will terminate. The agreement will terminate upon the first to occur of the mutual written agreement of the parties to terminate the agreement or the death of the last to die of Messrs. Harbert, Weinberg or Krantz or their respective designees; provided that the provisions described in clauses (1) and (2) above will terminate sooner in the event that none of Messrs. Harbert, Weinberg and Krantz (or any designee thereof) remains on the Board of Directors. Copies of the Stockholders' Voting Agreement and the amendment thereto are attached hereto as Exhibit 7.1 and 7.2 and are incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.

     Exhibit 7.1 Stockholders' Voting Agreement, by and among Hawk Corporation, a Delaware corporation, Norman C. Harbert, the Harbert Family Limited Partnership, an Ohio limited partnership, Ronald E. Weinberg, the Weinberg Family Limited Partnership, an Ohio limited partnership, Byron S. Krantz and the Krantz Family Limited Partnership, an Ohio limited partnership, dated as of November 27, 1996

     Exhibit 7.2 Amendment to Stockholders' Voting Agreement, dated January 5, 1998

     Exhibit 7.3    Joint Filing Agreement

CUSIP No. 420089 10 4

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: May 15, 1998

                              By: /s/ Norman C. Harbert
                                      ----------------------
                                       Norman C. Harbert


                              HARBERT FAMILY LIMITED PARTNERSHIP


                              By: /s/ Norman  C. Harbert
                                 -----------------------
                                 Norman C. Harbert, Managing General Partner

CUSIP No. 420089 10 4

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: May 15, 1998

                              By: /s/ Ronald E. Weinberg
                                 -------------------------------
                                   Ronald E. Weinberg


                              WEINBERG FAMILY LIMITED PARTNERSHIP


                              By:/s/ Ronald E. Weinberg
                                 --------------------------------
                                 Ronald E. Weinberg, Managing General Partner

CUSIP No. 420089 10 4

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: May 15, 1998

                              By: /s/ Byron S. Krantz
                                 ------------------------------
                                 Byron S. Krantz


                              KRANTZ FAMILY LIMITED PARTNERSHIP


                              By:/s/ Byron S. Krantz
                                 -------------------------------
                                 Byron S. Krantz, Managing General Partner

CUSIP No. 420089 10 4

                                  Exhibit Index


Exhibit 7.1 Stockholders' Voting Agreement, by and among Hawk Corporation, a Delaware corporation, Norman C. Harbert the Harbert Family Limited Partnership, an Ohio limited partnership, Ronald E. Weinberg, the Weinberg Family limited partnership, an Ohio limited partnership, Byron S. Krantz and the Krantz Family Limited Partnership, an Ohio limited partnership, dated as of November 27, 1996

Exhibit 7.2    Amendment to Stockholders' Voting Agreement dated January 5,
               1998

Exhibit 7.3    Joint Filing Agreement